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                                                                      EXHIBIT 12

            INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

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
                                                          YEARS ENDED DECEMBER 31,
                                         ----------------------------------------------------------
                                           1992        1993        1994        1995         1996
                                         --------    --------    --------    --------    ----------
                                                           (DOLLARS IN THOUSANDS)
Earnings
  Net income...........................  $157,749    $168,565    $201,943    $196,437    $  251,774
  Add:
     Provision for income taxes........    88,491     109,075     110,064     141,909       143,165
     Fixed charges.....................   279,827     340,568     421,170     592,519       655,958
  Less:
     Capitalized interest..............    36,291      39,363      44,610      51,091        50,368
                                         --------    --------    --------    --------      --------
  Earnings as adjusted (A).............  $489,776    $578,845    $688,567    $879,774    $1,000,529
                                         ========    ========    ========    ========      ========
  Preferred dividend requirements......  $     --    $  2,692    $  6,890    $ 13,096    $   16,599
     Ratio of income before provision
       for income taxes to net
       income..........................       156%        165%        155%        172%          157%
                                         --------    --------    --------    --------      --------
     Preferred dividend factor on
       pretax basis....................        --       4,442      10,680      22,525        26,060
                                         --------    --------    --------    --------      --------
  Fixed charges
     Interest expense..................   243,536     301,205     376,560     541,428       573,599
     Capitalized interest..............    36,291      39,363      44,610      51,091        50,368
     Interest factor of rents..........        --          --          --          --        31,991
                                         --------    --------    --------    --------      --------
  Fixed charges as adjusted (B)........   279,827     340,568     421,170     592,519       655,958
                                         --------    --------    --------    --------      --------
  Fixed charges and preferred stock
     dividends (C).....................  $279,827    $345,010    $431,850    $615,044    $  682,018
                                         ========    ========    ========    ========      ========
Ratio of earnings to fixed charges ((A)
  divided by (B))......................      1.75x       1.70x       1.63x       1.48x         1.53x
                                         ========    ========    ========    ========      ========
Ratio of earnings to fixed charges and
  preferred stock dividends ((A)
  divided by (C))......................      1.75x       1.68x       1.59x       1.43x         1.47x
                                         ========    ========    ========    ========      ========
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